FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K the unaudited semi-annual report as of December 31, 2001.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        INFOVISTA SA

Dated : April 18th, 2002                By : /s/ ALAIN TINGAUD
                                        Alain TINGAUD
                                        Chairman and Chief Executive Officer


                                                    INFOVISTA SA

                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands, except for share and per share data)

                                                                                       For the six months ended
                                                                                              December 31,
                                                                                        2001               2000
                                                                                   --------------------------------
Revenues

   License revenues                                                                (euro) 9,208    (euro)  8,990

   Service revenues                                                                       5,030            3,449

Total revenues                                                                           14,238           12,439

Cost of revenues

   Costs of license                                                                         509              311

   Costs of services (exclusive of non-cash compensation expense of(euro)65 and           2,939            2,490
   (euro)68, respectively)

Total cost of revenues                                                                    3,448            2,801

Gross profit                                                                             10,790            9,638

Operating expenses

   Sales and marketing expenses (exclusive of non-cash compensation expense               8,141            8,067
   of (euro)78 and(euro)181, respectively)

   Research and development expenses (exclusive of non-cash compensation                  3,338            1,910
   expense of(euro)32 and(euro)72, respectively)

   General and administrative expenses (exclusive of non-cash compensation                3,540            3,699
   expense of(euro)30 and(euro)1,545, respectively)

     Stock compensation expense                                                             205            1,866

     Restructuring costs                                                                    924             --

     Amortization of goodwill                                                              --                 41

     Amortization of intangibles assets                                                     190               32

Total operating expenses                                                                 16,338           15,615

Operating loss                                                                           (5,548)          (5,977)

Other income:

     Interest income                                                                      1,200            1,557

    Net foreign currency transaction gains (losses)                                         (48)           1,085

     Other expenses                                                                         (69)              (4)

Loss before income taxes and minority interests                                          (4,465)          (3,339)

    Income tax benefit                                                                        7             --

    Minority interest                                                                      --                 86

Net loss                                                                           (euro)(4,458)   (euro) (3,253)

Basic and diluted loss per share                                                   (euro) (0.23)   (euro)  (0.18)

Basic and diluted weighted average shares outstanding                                19,641,502       18,560,968

The notes on pages 6 to 11 are an integral  part of the  consolidated  financial statements.


                                        CONSOLIDATED BALANCE SHEETS
                            (In thousands, except for share and per share data)

                                                                                        As of
                                                                        December 31, 2001   June 30, 2001
                                                                        ---------------------------------
ASSETS

Cash and cash equivalents                                                 (euro)60,059     (euro) 62,904

Trade receivables, net of allowance of(euro)407 and(euro)632, respectively       7,408             9,289

Prepaid expenses and other current assets                                        2,180             2,565

     Total current assets                                                       69,647            74,758

Fixed assets, net                                                                4,493             4,758

Licensed technology and advances, net                                            1,448             1,568

Goodwill and other purchased intangible assets, net                              2,949             3,139

Deposits and other assets                                                          676               777

     Total non current assets                                                    9,566            10,242

Total assets                                                              (euro)79,213     (euro) 85,000

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                            (euro) 3,216     (euro)  3,708

Current portion of long-term debt                                                  564               259

Accrued salaries and commissions                                                 2,267             1,526

Accrued social security and other payroll taxes                                    629               763

Deferred revenue                                                                 2,657             4,465

Other current liabilities                                                        1,624             1,262

     Total current liabilities                                                  10,957            11,983

Long-term debt                                                                    --                 305

Other long term liabilities                                                        154               143

Commitments and contingencies                                                     --                --

     Total non-current liabilities                                                 154               448

Minority interest                                                                 --                --

Stockholders' Equity

Common stock, par value of(euro)0.54 per share (19,657,976 and 19,641,414       10,615            10,606
shares authorized and issued, and 19,651,223 and 19,634,661 shares outstanding)

Capital in excess of par value of stock                                         85,685            85,717

Accumulated deficit                                                            (27,138)          (22,680)

Cumulative translation adjustment                                                 (838)             (603)

Deferred compensation                                                             (150)             (399)

Less common stock in treasury, (6,753 and 6,753 shares)                            (72)              (72)

     Total stockholders' equity                                                 68,102            72,569

Total liabilities and stockholders' equity                               (euro) 79,213     (euro) 85,000

The notes on pages 6 to 11 are an integral part of the consolidated financial statements


                                           STATEMENTS OF STOCKHOLDER'S EQUITY
                                   (In thousands, except for share and per share data)


                                      Number of    Number of
                                      preferred    ordinary       Number of         Preferred            Common
                                       shares -     shares -      treasury            stock -            stock -
                                       Series P    Series O        shares            Series P           Series O
                                   -----------------------------------------------------------------------------------
Balance, as of June, 30, 2000         3,950,607    8,978,871           --               2,133             4,849

Issuance of common stock                   --      6,000,000           --                --               3,240

IPO fees and commissions                   --           --             --                --                --

Conversion of preferred stock into   (3,950,607)   3,950,607           --              (2,133)            2,133
common stock

Exercise of stock warrants                 --        526,039           --                --                 284

Exercise of employee stock options         --        185,897           --                --                 100

Reversal of deferred compensation          --           --             --                --                --
related to forfeited stock options

Stock compensation expense                 --           --             --                --                --

Purchase of treasury stock, at cost        --           --           19,942              --                --

Common stock issued from treasury          --           --          (13,189)             --                --

Components of comprehensive income:

Net loss                                   --           --             --                --                --

Currency translation adjustment            --           --             --                --                --

Comprehensive loss                         --           --             --                --                --

Balance, as of June, 30, 2001              --     19,641,414          6,753              --       (euro) 10,606

Exercise of employee stock options         --         16,562           --                --                   9

Reversal of deferred compensation          --           --             --                --                --
related to forfeited stock options

Stock compensation expense                 --           --             --                --                --

Components of comprehensive income:

Net loss                                   --           --             --                --                --

Currency translation adjustment            --           --             --                --                --

Comprehensive loss                         --           --             --                --                --

Balance, as of December 31, 2001           --     19,657,976          6,753              --       (euro) 10,615








                                                      Capital      Accumulated
                                                     in excess        other
                                        Treasury   of par value    comprehensive        Other          Deferred
                                         stock       of stock          loss            reserves       compensation          Total
                                   ------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2000              --          17,578        (17,265)               16           (1,307)            6,004

Issuance of common stock                   --          73,560           --                --               --              76,800

IPO fees and commissions                   --          (8,150)          --                --               --              (8,150)

Conversion of preferred stock into         --           --              --                --               --                --
common stock

Exercise of stock warrants                 --           1,237           --                --               --               1,521

Exercise of employee stock options         --             231           --                --               --                 331

Reversal of deferred compensation          --            (161)          --                --                161              --
related to forfeited stock options

Stock compensation expense                 --           1,482           --                --                747             2,229

Purchase of treasury stock, at cost       (434)         --              --                --               (434)

Common stock issued from treasury          362            (76)          --                --               --                 286

Components of comprehensive income:

Net loss                                   --           --            (6,316)             --               --              (6,316)

Currency translation adjustment            --           --               298              --               --                 298

Comprehensive loss                         --           --            (6,018)             --               --              (6,018)

Balance, as of June, 30, 2001      (euro)  (72) (euro) 85,701  (euro)(23,283)       (euro)  16     (euro) (399)     (euro) 72,569

Exercise of employee stock options         --              11           --                --               --                  20

Reversal of deferred compensation          --             (97)          --                --                 97              --
related to forfeited stock options

Stock compensation expense                 --              54           --                --                152               206

Components of comprehensive income:

Net loss                                   --           --            (4,458)             --               --              (4,458)

Currency translation adjustment            --           --              (235)             --               --                (235)

Comprehensive loss                         --           --            (4,693)             --               --              (4,693)

Balance, as of December 31, 2001   (euro)  (72) (euro) 85,669  (euro)(27,976)       (euro)  16     (euro)  (150)    (euro) 68,102


The notes on pages 6 to 11 are an integral  part of the  consolidated  financial statements.


                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (In thousands, except for share and per share data)

                                                                                      Six months ended December 31,
                                                                                      2001                    2000
                                                                               ---------------------------------------
Cash flows from operating activities:

Net loss                                                                          (euro) (4,458)        (euro) (3,253)

Adjustments to reconcile net loss to net cash used by operating activities:

   Depreciation                                                                             582                   258


   Loss on disposal of fixed asset                                                           41                     -

   Amortization of goodwill and intangibles                                                 190                    73

   Amortization of licensed technologies and royalty advances                               121                     -

   Stock compensation expense                                                               206                 1,865

   Provision for bad debt                                                                   (13)                  318

   Minority interest                                                                          -                   (53)

Changes in operating assets and liabilities:

   Trade receivables                                                                      1,894                 1,399

   Prepaid expenses and other current assets                                                388                 2,126

   Deposits and other assets                                                                162                   (55)

   Trade payables                                                                          (491)                 (296)

   Accrued expenses                                                                         (51)                  893

   Deferred revenues                                                                     (1,808)               (2,596)

   Other current liabilities                                                              1,021                  (816)

   Other long term liabilities                                                               10                   (23)

Net cash used by operating activities                                                    (2,209)                 (160)

Cash flows from investing activities:

   Cash acquired through acquisition                                                          -                   198

   Purchase of fixed assets                                                                (421)               (2,435)

   Purchase of licensed technologies and royalty advances                                     -                (1,769)

Net cash used by investing activities                                                      (421)               (4,006)

Cash flows from financing activities:

   Proceeds from exercise of stock options                                                   20                   133

   Proceeds from exercise of stock warrants                                                   -                   345

   Proceeds from issuance of common stock                                                     -                68,924

   Purchase of treasury stock                                                                 -                  (249)

   Proceeds from issuance of treasury stock                                                   -                   186

Net cash provided by financing activities                                                    20                69,339

      Effects of exchange rate changes                                                     (235)                  (51)

Decrease in cash and cash equivalents                                             (euro) (2,845)        (euro)(65,122)

Cash and cash equivalents at beginning of period                                         62,904                 2,950

Cash and cash equivalents at end of period                                               60,059                68,072

Supplemental disclosure of non-cash transactions:

   Recognition of deferred compensation related to grants of stock options        (euro)     54                 1,296

   Reversal of deferred compensation on cancellation of related options           (euro)     97         (euro)      -

   Conversion of preferred stock to common stock                                  (euro)      -         (euro)  2,133

   Debt acquired through acquisition of business                                  (euro)      -         (euro)    101

The notes on pages 6 to 11 are an integral  part of the  consolidated  financial statements.


                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)


1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of business

InfoVista SA and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, we provide service support for the installation, implementation, training and maintenance of our products. Our products are part of the software market segment known as Service Level Management ("SLM"). We market our products to telecommunication companies, Internet Service Providers ("ISPs") and other IT intensive organizations. The Company maintains its headquarters in Les Ulis (outside Paris), France with seven subsidiaries located in Europe, North America and Asia.


         Basis of presentation

The accompanying consolidated financial statements are unaudited (except the balance sheet information as of June 30, 2001 which has been derived from audited financial statements) and have been prepared in accordance with generally accepted accounting principles in the United States of America. These statements include the accounts of the Company and its subsidiaries. Certain information and footnote disclosures normally included in the Company's annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2001 and 2000.

The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2001, which are contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 19, 2001.


         Recent accounting pronouncements

In July 2001, the FASB ("Financial Accounting Standards Board") issued SFAS ("Statement of Financial Accounting Standards") 141, Business Combinations. Under SFAS 141, entities are required to account for all business combinations initiated after June 30, 2001 using one method, the purchase method. The Company adopted SFAS 141 on July 1, 2001. Since the Company has not initiated any business combination after July 1, 2001, the adoption did not have an effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. Since the Company decided to early adopt SFAS 142, the Company has not recorded goodwill amortization expense for six months ended December 31, 2001. As of December 31, 2001, the Company has a net goodwill balance of (euro)1,841million. The Company recorded (euro)0.04 million of goodwill amortization for the six months ended December 31, 2000

                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)

In July 2001, the FASB issued SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS 143 is effective for companies with fiscal years beginning after June 20, 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligations associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. We believe that the adoption of SFAS No. 143 shall not have a material effect on the Company.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 further refines the requirements of SFAS 121 that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company does not anticipate that the adoption of this statement will have a material impact on its financial position or results of operations or cash flows.


         Goodwill and other purchased intangible assets

The Company records goodwill when the cost of net identifiable assets it acquires in a purchase business combination exceeds their fair value. The Company regularly performs reviews to determine if the carrying value of assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If, in the future, management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at that time.


         Trademarks and patents

Since July 1, 2001, deposits and other assets include costs relating to registration of trademarks or patents. Previously these costs were expensed as incurred and reflected as in the consolidated statement of operations. Depreciation is calculated on a staight-line basis over 5 years.

As of December 31, 2001, assets relating to registration of trademarks or patents amounted to (euro)0.64 million. For the six months ended December 31, 2001, depreciations amounted to (euro)0.02 million.

The Company believes that this accounting change has not a material impact on its previous financial position, results of operations or cash flows.

                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)


         Revenue recognition

Under U.S. GAAP ("Generally Accepted Accounting Principles"), revenues from sales of our licenses to our end-user clients are recognized when we receive a purchase order, we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. Some clients elect to evaluate and test our products on a limited basis for a period of 30 days during which time no revenue is recognized. Prior to December 31, 1999 we recognized license revenues generated from sales through our Business Solution Integrator ("BSI") and systems integrators when we received cash from a sale since, under our agreements, the BSI and other resellers had certain cancellation options. Subsequent to December 31, 1999, BSI contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize BSI license revenues on the same basis as for end-user clients. We provide for allowances for credit losses and for estimated future returns from our BSIs upon shipment. We recognize license revenues from our Original Equipment Manufacturers ("OEMs") after receipt from them of a quarterly report of their sales made in that period.

Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance contract is automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Any discounts offered for products or services are allocated to the delivered license portion of the fee. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between our BSIs and us. End users either enter into a service contract directly with us, in which case we record revenues ratably over the term of the service agreement, or with a BSI. We receive no portion of the service revenues generated by our BSIs.

License revenues and services revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.


         Estimates and assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


2 - SEGMENT INFORMATION

         Reportable segments

For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, North America and Asia, where its eight operating entities are located.

The enterprise's chief operating decision-maker, as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Board of Directors, reviews operating results on the basis of the organization as described above.

                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)


         Geographic areas


The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

                Revenue analysis

                                                 Six months ended December 31,
                                                    2001               2000
                                              ----------------------------------
Europe

     France                                   (euro)    3,207    (euro)    2,112

     Others                                             4,441              3,649

Total                                                   7,648              5,761

Asia                                                    1,099                467

United States of America                                5,491              6,211

Total revenues to external customers          (euro)   14,238    (euro)   12,439



                Carrying amount of long-lived assets

Long-lived assets reflect net fixed assets.

                                                             As of
                                             December 31, 2001     June 30, 2001
                                             -----------------------------------
Europe

     France                                   (euro)    2,406     (euro)   2,342

     Others                                               300                356

Total                                                   2,706              2,698

Asia                                                      222                241

United States of America                                1,565              1,819

Total carrying amount of long-lived assets    (euro)    4,493     (euro)   4,758


         Information about major customers

For the six months ended December 31, 2001 and 2000, revenues did not amount to greater than 10% of total revenues for any single customer.


3 - RESTRUCTURING CHARGES

During the first quarter of fiscal year 2002, the Company adopted a restructuring plan to effect a reduction in its US and German workforce as part of its ongoing measures to better align operating expenses with revenues. Approximately 4.6% of the Company's worldwide headcount or 11 employees were terminated as a result of the restructuring plan. As a result of the reduction in headcount and the adoption of the a plan to re-focus its commercial activities in the US and Germany, the Company adopted an office rationalization plan to consolidate and reduce its multiple Maryland office facilities into a single location in Columbia, Maryland, while closing down small satellite offices in Germany and reducing the size of the Munich office.

                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)

As a result of these restructuring plans, the Company recorded a total restructuring charge of (euro)0.9 million during the first quarter of fiscal year 2002, which included severance costs and other benefits for terminated employees and costs associated with exiting facilities of (euro)0.2 million and
(euro)0.7 million, respectively. Costs associated with exiting facilities included estimated sublease losses, representing the estimated excess of lease costs over sublease income, estimated sublease commissions and concessions, and other facility closing costs including rent expense while the office space is vacant.

As of December 31, 2001, unpaid amounts of (euro) 0.5 million have been classified as current accrued restructuring costs in the accompanying consolidated balance sheet. Remaining cash expenditures relating to accrued restructuring costs will be substantially paid before the end of fiscal year 2002.


4 - SURRENDER AND RE-GRANT SCHEME

On August 30, 2001, the Company offered to its eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1st, 2000 under the 2000 Stock Option Plan and the 2001 Stock Option Plan, with an exercise price greater than 30 euros, for new options to subscribe Ordinary shares, upon the terms and subject to the conditions described in the Offer to Grant (Form TO filed with the SEC on August 30, 2001). The new options will be granted at least six months and one day after the date the options were cancelled. The number of new options to be granted to each eligible employee will be the same number of the options that were cancelled.

On October 2, 2001, the Board of directors canceled 950,265 stock options.

A summary of the status of the Company's options under the Plans is as follows:

                                         Number of shares      Weighted avergae
                                                                exercise price
                                        ---------------------------------------
   Balance as of June 30, 2001               2,497,083      (euro)    15.675

   Granted                                     165,250                 2.981

   Exercised                                   (20,311)               (1.311)

   Forfeited                                (1,152,419)              (27.604)

   Balance as of December 31, 2001           1,489,603      (euro)     5.234

As of December 31, 2001, the Company had 2,214,808  options  available to grant.
The  following  table   summarizes   information   concerning   outstanding  and
exercisable options under the Plans as of December 31, 2001:


                                                 Weighted-
                                                  average        Weighted-                         Weighted-
 Range of exercise prices/share     Number of  remaining life average exercise     Number of        average
                                      shares     (in years)        price             shares      exercise price
                                   --------------------------------------------  ------------------------------
                                                  Outstanding options                  Exercisable options
                                   --------------------------------------------  ------------------------------
  Under(euro)1.00                        -           -                  -                 -               -

  From(euro)1.01 to(euro)2.00         705,384       5.172     (euro)  1.753           459,160   (euro)  1.745

  From(euro)2.01 to(euro)5.00         397,389       7.558     (euro)  3.673            74,690   (euro)  3.896

  From(euro)5.01 to(euro)10.00        105,850       9.468     (euro)  8.140               -               -

  From(euro)10.01 to(euro)20.00       233,100       7.674     (euro) 11.552            30,751   (euro) 12.198

  Over(euro)20.00                      47,880       8.626     (euro) 32.298             2,250   (euro) 37.907

   Total                            1,489,603       6.616     (euro)  5.234           566,851   (euro)  2.739

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

                                  INFOVISTA SA

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)




5 - COMMITMENTS AND CONTINGENCIES

         Stock options for personnel in France

Under French tax law, favorable tax treatment is accorded to the Company and to the employees if, among other things, the shares are held for at least four or five years, depending on the grant date. Except in certain limited circumstances, if the shares are disposed of prior to the end of this four-year or five-year period, social security charges will be borne by both the Company and the employee.

Due to the unfavorable tax consequences to the employees of disposing of these shares before the expiration of the four-year or five-year period, it is considered unlikely that such disposals would take place. Accordingly, no liability for the Company's portion of the social security charges has been recorded in the financial statements. The amount payable by the Company in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price.

Assuming the exercise of all options vested at December 31, 2001, the taxes payable for the Company would have amounted to (euro)0.6 million, calculated using the closing price of the shares on December 28, 2001. Depending on the future fluctuations of our share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to our employees, we believe that the sale of these shares by a significant number of our employees is improbable. Therefore, we have not recognized a provision for such taxes in our financial statements.





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